Exhibit 2.1

Amendment of Uwharrie Capital Corp Bylaws

The second paragraph of article IV, section 6 (Terms of directors) of the bylaws of Uwharrie Capital Corp is amended to change the maximum term of a Uwharrie Capital Corp director from six years to nine years without a break in tenure. The second paragraph of article IV, section 6 now reads in its entirety as follows:

No director may be elected to more than three consecutive three-year terms without a break in tenure; provided, that, in addition to said three consecutive three-year terms and without a break in tenure, any director may also serve any portion of an unexpired term or any Special Term to which such director may have been appointed or elected.

This amendment was approved by the board of directors of Uwharrie Capital Corp and became effective on September 15, 2009.